UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Semmelhack, Henry P.
   Barrister Information Systems, Inc.
   465 Main Street

   Buffalo, NY  14203
2. Issuer Name and Ticker or Trading Symbol
   Comptek Research, Inc. (CTK)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   04/98
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially
          Owned
----------------------------------------------------------------------------
1)Title of Security                      2)Trans-    3.Trans- 4.Securities
                                         action      action   or Disposed of
                                         Date        Code
                                         (Month/
                                         Day/Year)   Code V   Amount
----------------------------------------------------------------------------
Common Stock                                  04/17/98    S        5,000.00
----------------------------------------------------------------------------
 Acquired(A)      5)Amount of    6)  7)Nature of
 (D)            Securities         Indirect
 A               Beneficially   D   Beneficial
 or              Owned at       or  Ownership
 D  Price        End of Month   I
---------------------------------------------------------
D  $8.9375      205,786.00     D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or
Beneficially Owned  (Columns 1 through 6)
-----------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-
Security                       or Exercise     action         action
                               Price of        Date           Code
                               Derivative
                               Security

------------------------------------------------------------------------
--------------------------------------------------------------
  5)Number of Derivative            6)Date Exercisable and
  Securities Acquired (A)           Expiration Date
  or Disposed of (D)

  A                D                Exercisable  Expiration
--------------------------------------------------------------

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or
Beneficially Owned  (Columns 1,3 and 7 through 11)

1)Title of Derivative    3)Transaction     7) Title and Amount
  Security                 Date               of Underlying Securities

                                              Title     Amount or
                                                        Number of
                                                        Shares
---------------------------------------------------------------
-------------------------------------------------------------
               8)Price     9)Number of   10) 11)Nature of
               of Deri-    Derivative        Indirect
               vative      Securities    D   Beneficial
               Security    Beneficially  or  Ownership
                           Owned at      I
                           End of Month
-------------------------------------------------------------

Explanation of Responses:


SIGNATURE OF REPORTING PERSON
/S/ By: Christopher A Head
    For: Henry P. Semmelhack
DATE